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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Logitech International S.A.

(Name of Issuer)

Registered Shares, par value 1 Swiss Franc per share

(Title of Class of Securities)

54149107 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541419107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Daniel Borel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 3,041,000 6. Shared Voting Power 7. Sole Dispositive Power 3,041,000 8. Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,041,000

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) Mr. Borel disclaims beneficial ownership of 100,000 shares held by his wife, Sylviane Borel. ☒

11.	Percent of Class Represented by Amount in Row (9) 6.35%

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: Logitech International S.A.

(b)	Address of Issuer’s Principal Executive Offices:
c/o Logitech Inc., 6505 Kaiser Drive Fremont, CA 94555

Item 2.

(a)	Name of Person Filing: Daniel Borel

(b)	Address of Principal Business Office or, if none, Residence: c/o Logitech Inc., 6505 Kaiser Drive Fremont, CA 94555

(c)	Citizenship: Switzerland

(d)	Title of Class of Securities: Registered Shares, par value 1 Swiss francs per share

(e)	CUSIP Number: 541419107

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owed: 3,041,000

(b)	Percent of class: 6.35%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 3,041,000

(ii)	Shared power to vote or to direct the vote

(iii)	Sole power to dispose or to direct the disposition of 3,041,000

(iv)	Shared power to dispose or to direct the disposition of

Schedule 13G/A

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

17 February 2004

Date

Daniel Borel

Signature

Daniel Borel

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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